June 11, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:      David Lin

Re:	Bay Bancorp, Inc.
Registration Statement on Form S-3 (File 333-196568) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Bay Bancorp, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 to 12:00 p.m., Eastern Standard Time, on Friday, June 13, 2014, or as soon thereafter as is practicable.  Any changes to the schedule for the effectiveness may be communicated through the Company’s counsel, Andrew Bulgin, Esquire, of Gordon Feinblatt LLC, The Garrett Building, 233 East Redwood Street, Baltimore, Maryland 21202-3332, at (410) 576-4280 (voice), (410) 576-4196 (facsimile), or abulgin@gfrlaw.com (e-mail).

As requested by the Staff’s David Lin on June 11, 2014 in his telephone conversation with Mr. Bulgin, the Company hereby confirms to the Commission that each of the Selling Stockholders named in the Registration Statement represented to the Company that it is not (i) a broker-dealer registered under the Securities Exchange Act of 1934, as amended, or an entity engaged in a business that would require it to be so registered, (ii) in the business of underwriting securities or (iii) an affiliate of any of the foregoing.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

2328 West Joppa Road, Suite 325, Lutherville, Maryland 21093
(410) 494-2580

Securities and Exchange Commission
June 11, 2014

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Bay Bancorp, Inc.

By:	/s/ Kevin B. Cashen
Kevin B. Cashen President and Chief Executive Officer

2328 West Joppa Road, Suite 325, Lutherville, Maryland 21093
(410) 494-2580